June 22, 2005

Ms. Marilyn Beaubien
Gener8xion Entertainment, Inc.
3400 W. Cahuenga Blvd.
Hollywood, CA 90068

Re: Gener8xion Entertainment, Inc.
Form 10-KSB for the year ended October 31, 2004
Commission File Number: 000-15382

Dear Ms. Beaubien:

We have reviewed your June 7, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * *

1. We have reviewed your response to our previous comment 1, including the contractual agreements you have provided.   We understand, from your response, that the true "intent of the parties" may not be apparent from the "form of the agreements." However, for purposes of your financial statements, we would expect you to value and account for these transactions in a manner consistent with the terms of the contracts by which you are legally bound. Accordingly, please revise your financial statements to comply with GAAP. The amended Form 10-QSB should include note disclosures in conformity with paragraph 37 of APB 20.

We note, from Section 3.3 of the Employment Agreement, that you have determined the fair market value of the shares to be three cents per share for income tax purposes. It appears that these shares should be valued at a minimum of three cents per share for financial statement purposes as well. Consideration should be given to whether any discounts applied when valuing the shares for tax purposes are also appropriate to apply for financial statement purposes. Further, if any cash payments have been made or will be made pursuant to the "gross-up payment" these amounts should be included in your valuation as well.

It appears, from the Section 5.3 (a) of the Employment Agreement, the employee may terminate the agreement at any time and without cause or penalty by giving thirty days written notice. If our understanding is correct, the value of the shares should be recognized as an immediate charge to the income statement. If our understanding is not correct or if the shares, or some portion thereof, would be forfeited upon voluntary termination by the employee, it may be appropriate to recognize the cost of the shares in the income statement over time. Please consider this factor when recording the transaction.

* * * * * * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-

3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3816 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief